                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. _____________)*


                                 HELISYS, INC.

                               (Name of Issuer)


                                 COMMON STOCK

                        (Title of Class of Securities)


                                    423 282
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G
-----------------------                                  ---------------------
  CUSIP NO. 423282                                         PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ROBERT CRANGLE
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            372,928

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          372,928
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      372,928
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      9.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      IN
------------------------------------------------------------------------------

ITEM 1.

      (a) Name of Issuer:  Helisys, Inc.
          ---------------

      (b) Address of Issuer's Principal Executive Offices:
          ------------------------------------------------
          24015 Garnier Street
          Torrance, California  90505-5319

ITEM 2.

      (a) Name of Person Filing:  Robert Crangle
          ----------------------

      (b) Address of Principal Business Office:
          -------------------------------------
          24015 Garnier Street, Torrance, California  90505-5319

      (c) Citizenship:  United States of America
          ------------

      (d) Title of Class of Securities:  Common Stock
          -----------------------------

      (e) CUSIP Number:  423 282
          -------------

ITEM 3.

      If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) [_]  Broker or dealer registered under Section 15 of the Act;
      (b) [_]  Bank as defined in Section 3(a)(6) of the Act;
      (c) [_]  Insurance company as defined in Section 3(a)(19) of the Act;
      (d) [_] Investment company registered under Section 8 of the Investment Company Act;
      (e) [_] Investment advisor registered under Section 203 of the Investment Advisors Act of 1940;
      (f) [_] Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund;
      (g) [_] Parent holding company, in accordance with Section 240.13d-1(b)(ii)(G);
      (h) [_]  A group, in accordance with Section 240.13d-1(b)(1)(2)(H).

ITEM 4.  OWNERSHIP.


      As of December 31, 1996:

      (a) Amount beneficially owned is 372,928 shares of Common Stock
      (b) Percent of Class: 9.4%
      (c) The reporting person has sole power to vote or to direct the vote of 372,928 shares of Common Stock and shared power to dispose or to direct the disposition of 372,928 shares of Common Stock owned of record by Rose & Crangle, Ltd., a Kansas corporation, of which the reporting person is a director and owns 50% of the shares of Rose & Crangle, Ltd. The reporting person's spouse owns the remaining 50% of the shares of Rose & Crangle, Ltd.

ITEM 5.  OWNERSHIP OF 5% OR LESS OF CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [_]

ITEM 6.  OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.



                                 SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 1997          By:   /s/  ROBERT CRANGLE
                                        ----------------------
                                        Robert Crangle